UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LACROSSE FOOTWEAR, INC.

(Name of Subject Company (Issuer))

XYZ MERGER SUB, INC.

and

ABC-MART, INC.

(Name of Filing Persons (Offerors))

Common Stock, $.01 par value

(Title of Class of Securities)

505688101

(CUSIP Number of Class of Securities)

Minoru Noguchi

President

ABC-MART, INC.

19F Shibuya Mark City West

1-12-1 Dougenzaka

Shibuya-Ku, Tokyo 150-0043

81 3-3476-5452

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Carl Sanchez

Paul Hastings LLP

4747 Executive Drive, 12th floor

San Diego, CA 92121

(858) 458-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$137,565,869	$15,765.05

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 6,510,949 shares of common stock, par value $.01 per share, of LaCrosse Footwear, Inc. (“LaCrosse”) outstanding multiplied by the offer price of $20.00 per share, and (ii) 1,013,364 shares of common stock, par value $.01 per share, of LaCrosse issuable pursuant to outstanding options, multiplied by the offer price of $20.00 per share minus the weighted average exercise price for such options of $12.75 per share. The calculation of the filing fee is based on information provided by LaCrosse as of July 13, 2012.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,765.05	Filing Party: ABC-MART, INC.
Form or Registration No.: Schedule TO-T	Date Filed: July 19, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed with the Securities and Exchange Commission on July 19, 2012, relating to the cash tender offer by XYZ Merger Sub, Inc., a Wisconsin corporation (“Purchaser”) and a wholly owned subsidiary of ABC-MART, INC., a corporation formed under the laws of Japan (“ABC-MART”), to purchase all of the outstanding shares of common stock, par value $.01 per share (collectively, the “Shares” and each, a “Share”), of LaCrosse Footwear, Inc., a Wisconsin corporation (“LaCrosse”), at a purchase price of $20.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 19, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of ABC-MART and Purchaser.

The information set forth in the Offer to Purchase and Letter of Transmittal: (i) is incorporated by reference herein in response to Items 1 through 11 of the Schedule TO, (ii) is supplemented by the information specifically provided in this Amendment and (iii) except as otherwise set forth below, remains unchanged. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on August 15, 2012. The Depositary for the Offer has advised that, as of the expiration of the Offer, approximately 6,139,955 Shares were validly tendered and not validly withdrawn, representing approximately 94.3% of the Shares then outstanding (determined on a fully diluted basis). Therefore, the Minimum Condition has been satisfied. All Shares that were validly tendered and not validly withdrawn have been accepted for purchase by Purchaser and will be promptly paid for in accordance with the Offer materials.

On August 16, 2012, in connection with the completion of the offering period of the Offer and pursuant to the terms of the Merger Agreement, effective immediately following the purchase of and payment by Purchaser for the Shares tendered in the Offer, the following members of the LaCrosse Board resigned: Joseph P. Schneider, Stephen F. Loughlin, Charles W. Smith and William H. Williams. Concurrently with the resignation of the foregoing directors, the LaCrosse Board filled the vacancies created by such resignations by appointing Minoru Noguchi, Toru Nakao, Jo Kojima and Takashi Kikuchi, each of whom are designees of ABC-MART, to serve as directors of LaCrosse.

On August 16, 2012, Purchaser effected a short-form merger under Wisconsin law and, as a result, LaCrosse became a wholly owned subsidiary of ABC-MART.

As a result of the Merger, any Shares not tendered in the Offer (other than Shares held by LaCrosse, ABC-MART, Purchaser or any of their respective subsidiaries, which Shares were canceled and retired and ceased to exist without any consideration being paid in exchange for such Shares) were converted into the right to receive the Offer Price, without interest.

Following the Merger, the Shares ceased to trade on the NASDAQ Global Market.

The full text of the joint press release issued by ABC-MART and LaCrosse announcing the completion of the Offer and Merger is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.”

Items 12. Exhibits.

(a)(5)(B)	Joint Press Release issued by ABC-MART, INC. and LaCrosse Footwear, Inc. on August 16, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XYZ Merger Sub, Inc.

By:	/s/ Jo Kojima
Name:	Jo Kojima
Title:	Chief Executive Officer and President

Date:	August 16, 2012

ABC-MART, INC.

By:	/s/ Minoru Noguchi
Name:	Minoru Noguchi
Title:	President

Date:	August 16, 2012

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of July 19, 2012.*

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Summary Advertisement published on July 19, 2012.*

(a)(5)(A)	Joint Press Release issued by ABC-MART, INC. and LaCrosse Footwear, Inc. on July 5, 2012 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by ABC-MART, INC. with the Securities and Exchange Commission on July 6, 2012).*

(a)(5)(B)	Joint Press Release issued by ABC-MART, INC. and LaCrosse Footwear, Inc. on August 16, 2012.**

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated July 5, 2012, by and among ABC-MART, INC., XYZ Merger Sub, Inc. and LaCrosse Footwear, Inc.*

(d)(2)	Confidentiality Agreement, dated February 28, 2011, between ABC-MART, INC. and Wells Fargo Securities LLC, for and on behalf of LaCrosse Footwear, Inc.*

(d)(3)	Exclusivity Agreement, dated May 21, 2012, between LaCrosse Footwear, Inc. and ABC-MART, INC.*

(d)(4)	Tender and Voting Agreement, dated July 5, 2012, by and among ABC-MART, INC., XYZ Merger Sub, Inc. and the directors and certain executive officers of LaCrosse Footwear, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.